UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2018

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Pierre Dulin

Name: Pierre Dulin
Title: General Manager

BLADEX ANNOUNCES $14.5 MILLION PROFIT FOR THE FIRST QUARTER 2018, OR $0.37 PER SHARE

PANAMA CITY, REPUBLIC OF PANAMA, April 20, 2018

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the first quarter (“1Q18”) ended March 31, 2018.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	1Q18	4Q17	1Q17
Key Income Statement Highlights
Total income	$30.7	$34.5	$38.3
Impairment loss from ECL on loans, loan commitments and financial guarantees contracts	$2.0	$0.9	$4.1
Operating expenses (1)	$14.3	$13.1	$11.2
Profit for the period	$14.5	$20.6	$23.5
Profitability Ratios
Earnings per Share ("EPS") (2)	$0.37	$0.52	$0.60
Return on Average Equity (“ROAE”) (3)	5.6%	7.9%	9.4%
Return on Average Assets (“ROAA”)	0.91%	1.31%	1.39%
Net Interest Margin ("NIM") (4)	1.68%	1.78%	2.02%
Net Interest Spread ("NIS") (5)	1.26%	1.38%	1.71%
Efficiency Ratio (6)	47%	38%	29%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio (7)	$5,731	$5,999	$6,141
Treasury Portfolio	$85	$85	$91
Total assets	$5,875	$6,268	$7,067
Total stockholders' equity	$1,047	$1,043	$1,019
Market capitalization (8)	$1,127	$1,061	$1,088
Tier 1 Basel III Capital Ratio (9)	22.6%	21.1%	19.0%
Total assets / Total stockholders' equity (times)	5.6	6.0	6.9
Liquid Assets / Total Assets (10)	9.3%	9.9%	17.3%
NPL to Loan Portfolio (11)	1.12%	1.07%	1.14%
Total allowance for ECL to Commercial Portfolio (12)	1.57%	1.47%	1.89%
Total allowance for ECL to NPL (times) (12)	1.5	1.5	1.8

1Q18 Highlights

•	Profit for the 1Q18 totaled $14.5 million (-30% QoQ, -38% YoY). This decline was mainly attributable to a $4.8 million annual variable compensation expense incurred in 1Q18. Excluding this variable compensation payment, profit for the 1Q18 would have reached $19.3 million (-8% QoQ, -22% YoY).

•	Profits were impacted by lower lending spreads on short-tenor loan originations, together with the usual seasonal slow first quarter effect. The YoY negative comparisons were partially offset by lower impairment losses for ECL.

•	NII decreased 6% QoQ and 23% YoY on lower NIM (-10 bps QoQ, -34 bps YoY), reflecting mostly lower lending spreads on short-tenor loan originations.

•	Letters of credit and contingencies continued to perform well. Total fee generation was $3.0 million for the 1Q18, +3% QoQ and -1% YoY.

•	Syndications and structuring did not close any new transactions during the 1Q18, reflecting its lumpy nature of fee generation. This compares to a fee generation of $2.7 million in 4Q17.

•	Total operating expenses were up 9% QoQ and 28% YoY, impacted by the $4.8 million annual variable compensation expense incurred in 1Q18. Excluding this variable compensation payment, quarterly base operating expenses were lower, reflecting the Bank’s ongoing focus on cost reduction and improving productivity.

•	1Q18 annualized Return on Average Equity (“ROAE”) stood at 5.6%, compared to 7.9% in 4Q17 and 9.4% in 1Q17, as a result of lower profits while capitalization remained strong.

•	Tier 1 Basel III Capital Ratio reached 22.6% at the end of 1Q18 (+150 bps QoQ, +360 bps YoY), with risk-weighted assets down 6% QoQ and 14% YoY.

•	Average Commercial Portfolio balances in 1Q18 were higher by 3% QoQ and lower by 2% YoY, while EoP balances decreased 4% QoQ and 7% YoY, as strong loan origination was offset by short average tenor.

•	Credit quality remained sound with $58.8 million of non-performing loans (“NPL”) at the end of the 1Q18, the same level from the previous quarter and down from $65.4 million a year ago, resulting in similar levels of NPL to Loan Portfolio balances of 1.1%.

CEO’s Comments

Mr. N. Gabriel Tolchinsky, Bladex’s Chief Executive Officer, said, “While our first quarter results were below our expectations, we were encouraged by several positive performance trends during the quarter: average loan balances were higher, contingencies/letters of credit performed well, credit quality remained strong, and we have a robust syndications pipeline. Operating expenses, excluding annual variable compensation expenses, declined from the fourth quarter as a result of our new streamlined operating model which is yielding results and will contribute to higher productivity levels.

“On the other hand, our performance this quarter was also affected by tightened net lending spreads pressured by high US dollar liquidity in the Region, the short duration of our trade finance portfolio, and higher exposures to financial institutions.

“We are focusing our lending activity on extending the average tenor of our short-term transactions, increasing the medium-term loan origination, and resuming asset growth by expanding the client base as well as maximizing the utilization of existing approved credit limits. We believe this effort will result in higher EOP balances and improved returns in the coming quarters. Combined with our ongoing focus on reducing costs and increasing productivity, we are cautiously optimistic about the second quarter and the full year,” Mr. Tolchinsky concluded.

RECENT EVENTS

▪	Annual Shareholders’ Meeting Results: At the Annual Shareholders’ Meeting held on April 11, 2018, in Panama City, Panama, shareholders:

i.	Approved the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2017.

ii.	Ratified the appointment of KPMG as the Bank’s new independent registered public accounting firm for the fiscal year ending December 31, 2018.

iii.	Re-elected Mr. Gonzalo Menéndez Duque as Director representing All Classes of shares of the Bank’s common stock, and Mr. Miguel Heras Castro as Director representing Class “E” shares of the Bank’s common stock.

iv.	Elected Mr. Gabriel Tolchinsky as Director representing All Classes of shares of the Bank’s common stock, to replace Mr. Rubens V. Amaral Jr.

v.	Approved, on an advisory basis, the compensation of the Bank’s executive officers.

▪	Quarterly dividend payment: At a meeting held April 10, 2018, the Bank’s Board of Directors approved a quarterly common dividend of $0.385 per share corresponding to the first quarter 2018. The dividend will be paid on May 17, 2018, to stockholders registered as of May 2, 2018.

▪	Rating update: On April 5, 2018, S&P Global Ratings affirmed the Bank’s global- and national-scale issuer credit ratings at ‘BBB/A-2’ and ‘mxAAA’, respectively, with a “Stable” Outlook.

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Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Total operating expenses includes the following expenses line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, and other expenses.

2)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

3)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

4)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.

5)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

6)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total income.

7)	The Bank’s “Commercial Portfolio” includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

8)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

9)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

10)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

11)	Loan Portfolio refers to loans, gross of the allowance for expected credit losses and unearned interest and deferred fess.

12)	Total allowance for ECL refers to allowance for expected credit losses on loans plus allowance for expected credit losses on loan commitments and financial guarantee contracts.

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SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating profit and return on equity in future periods, including income derived from the Treasury Business Segment, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, initiated operations in 1979 to promote foreign trade finance and economic integration in the Region. The Bank, headquartered in Panama, operates throughout the Region with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Friday, April 20, 2018 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224. Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions. The replay passcode is: 14868216.

For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez

Chief Financial Officer

Tel: +507 210-8563

E-mail address: amendez@bladex.com

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